                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

                                       or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _____________ to ______________

                         Commission file number 0-29816

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Triad Hospitals, Inc. Retirement Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Triad Hospitals, Inc.
                           13455 Noel Road, 20th Floor
                               Dallas, Texas 75240
                                 (972) 789-2700

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Triad Hospitals, Inc. Retirement Savings Plan

As of December 31, 2001 and 2000 and for the year ended December 31, 2001

                  Triad Hospitals, Inc. Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                        As of December 31, 2001 and 2000
                    and for the year ended December 31, 2001




                                    Contents

Report of Independent Auditors ..........................................  1


Audited Financial Statements

Statements of Net Assets Available for Benefits .........................  2
Statement of Changes in Net Assets Available for Benefits ...............  3
Notes to Financial Statements ...........................................  4


Supplemental Schedule

Schedule H; Line 4i - Schedule of Assets (Held At End of Year) .......... 14


Signatures .............................................................. 15

                         Report of Independent Auditors

Plan Administrator
Triad Hospitals, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Triad Hospitals, Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP
Dallas, Texas
May 8, 2002

                  Triad Hospitals, Inc. Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                   December 31
                                                                             2001               2000
                                                                      --------------------------------------
Assets
 Investments:
   HCA Inc. Common Stock                                              $      78,113,797  $      98,412,477
   Triad Hospitals, Inc. Common Stock                                        36,229,757         26,583,146
   Triad Hospitals, Inc. Common Stock (unallocated)                          70,440,000         87,918,750
   LifePoint Hospitals, Inc. Common Stock                                     3,837,976          6,166,779
   Registered investment companies                                          222,646,934        230,801,142
   Collective Short-Term Investment Fund                                      2,558,638          2,202,062
   Participant loans                                                          6,801,617          6,510,280
                                                                      --------------------------------------
Total investments                                                           420,628,719        458,594,636
                                                                      --------------------------------------

Receivables:
   Employer matching contribution                                                68,947            129,616
   Employer supplemental contribution                                           439,580            651,766
   Participants contributions                                                   265,144            582,887
   Due from broker for securities sold                                                -            422,677
   Interest and dividends                                                       431,238            508,389
                                                                      --------------------------------------
Total receivables                                                             1,204,909          2,295,335
                                                                      --------------------------------------
Total assets                                                                421,833,628        460,889,971
                                                                      --------------------------------------

Liabilities

Note payable to Triad Hospitals, Inc.                                        25,611,438         28,433,057
Cash overdraft                                                                  310,930            118,742
Other                                                                           106,535            129,030
                                                                      --------------------------------------
Total liabilities                                                            26,028,903         28,680,829
                                                                      --------------------------------------

Net assets available for benefits                                     $     395,804,725       $432,209,142
                                                                      ======================================


See accompanying notes.

                  Triad Hospitals, Inc. Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


   Investment income (loss):
     Net depreciation in fair value of investments                                          $(32,996,567)
     Interest and dividends                                                                    7,033,687
                                                                                      ----------------------
                                                                                             (25,962,880)
                                                                                      ----------------------

   Contributions:
     Participants                                                                             16,704,603
     Employer matching                                                                         1,841,915
     Employer retirement                                                                       4,669,768
     Employer supplemental                                                                      (212,186)
     Rollovers                                                                                 2,607,098
                                                                                      ----------------------
                                                                                              25,611,198
                                                                                      ----------------------
   Deductions:
     Benefits paid to participants                                                            32,511,048
     Interest expense                                                                          1,848,149
     Administrative expenses                                                                   1,693,538
                                                                                      ----------------------
     Total deductions                                                                         36,052,735
                                                                                      ----------------------

   Net decrease                                                                              (36,404,417)
   Net assets available for benefits at beginning of year                                    432,209,142
                                                                                      ----------------------
   Net assets available for benefits at end of year                                         $395,804,725
                                                                                      ======================


See accompanying notes.

                 Triad Hospitals, Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 2001



1. Description of the Plan

The following description of Triad Hospitals, Inc. Retirement Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General

Triad Hospitals, Inc. (the Company or Triad) was created May 11, 1999 (the closing date) upon completion of a spin-off by HCA Inc. (HCA). Triad created the Plan effective on the closing date.

The Plan replaced benefits previously provided by HCA through the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan, Columbia/HCA Salary Deferral Plan, Columbia/HCA Healthcare Corporation Stock Bonus Plan, HealthTrust, Inc. 401(k) Retirement Program, and/or the EPIC Healthcare Group, Inc. Profit Sharing Plan (collectively referred to hereinafter as the Prior Plans).

On April 27, 2001, the Company acquired Quorum Health Group, Inc. (Quorum). Effective December 31, 2001, all participant accounts of the Quorum 401(k) Plan, with the exception of the individuals employed under Abilene Physicians Group and Northwest Primary Care Physicians, P.A., were transferred into the Plan.

The Plan is a defined contribution plan which provides retirement, disability, and death benefits for all of the employees of the Company. The Plan covers employees of the Company who have at least two months of service and are age 21 or older. Employees whose employment is subject to a collective bargaining agreement (unless such agreement provides to the contrary) and leased employees are not entitled to participate in the Plan. All individuals who were employed by the Company on the closing date and who were active participants in one or more of the Prior Plans became participants of the Plan on the closing date. A component of the Plan operates as a leveraged employee stock ownership program
(ESOP) and is designed to comply with Section 4975(e)(7) and

                 Triad Hospitals, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

the regulations thereunder of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants' contributions) in amounts up to 18% of their annual compensation upon attainment of age 21 and completion of two months of service, as defined by the Plan.

New employees that meet eligibility requirements automatically defer 3% of their annual compensation as participant contributions to the Plan unless the participant directs the Plan Sponsor otherwise. Additionally, participants may also rollover amounts representing distributions from other qualified plans.

The Company contributes, on behalf of each participant, an amount equal to 50% of a participant's contribution (Employer Matching Contribution), not to exceed 1.5% of the participant's compensation.

The Company makes an Annual Employer Contribution, which is allocated to eligible participants. For a participant to be eligible to receive their portion of the Annual Employer Contribution, the participant must have been employed by the Company on the first day of the Plan year, have completed at least one year of service, and, as of the last day of the Plan year, must have been actively employed and attained age 21.

The Annual Employer Contribution calculation is based on the following schedule:

                                                Allocation as a Percent
          Years of Service                         of Participant's
      on Last Day of Plan Year                       Compensation
 ------------------------------------       --------------------------------

         Less than 5                                       2
         5 but less than 10                                3
         10 or more                                        5

                 Triad Hospitals, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

The Annual Employer Contribution consists of an ESOP Contribution (Employer Retirement Contribution) equal to 300,000 shares of Triad Hospitals, Inc. common stock (Triad common stock) (see Note 3) at the present market value on December 31 relating to the Note Payable to Triad (see Note 4) and any remaining amount due, if necessary, is remitted to the Plan in the form of cash (Employer Supplemental Contribution).

Participants may direct all participant contributions, the Employer Matching Contribution and the Employer Supplemental Contribution to several different Plan investment options, including Triad common stock. The Employer Retirement Contributions are remitted in Triad common stock and are nonparticipant directed.

Effective December 31, 2001, Barberton Union Employees were allowed to participate in the Plan. However, they are excluded from receiving Employer Matching Contributions and Annual Employer Contributions (consisting of the Employer Retirement Contributions and the Employer Supplemental Contributions).

Participant Accounts

Each participant's account is credited with the participant's contribution and Employer Matching Contribution, and the participant's allocation of the Employer Retirement and Supplemental Contributions and investment earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested with respect to their participant's contributions plus earnings thereon. Vesting of the Employer Matching, Retirement and Supplemental Contributions plus earnings thereon is based on years of continuous service and increases with the accumulation of the years of service. After three years of service, the participant is 20% vested. With the completion of each additional year of service, the participant is vested an additional 20%. After seven years of service, the participant is l00% vested.

                 Triad Hospitals, Inc. Retirement Savings Plan

1. Description of the Plan (continued)

All balances transferred from the Prior Plans and associated earnings are 100% vested, with the exception of the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan and the Columbia/HCA Healthcare Corporation Stock Bonus Plan. Vesting provisions for former participants of these plans generally follow that outlined above.

Participant Loans

Participants may borrow from their account subject to a minimum of $1,000, and up to a maximum equal to $50,000 less the highest outstanding loan balance in the preceding twelve months, or the lesser of 50% of vested balances in all accounts available for loans, as defined by the Plan. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Principal and interest is paid ratably through payroll deductions. The interest rate is determined based on the prime rate charged by the Northern Trust Company (the Trustee).

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant becomes 100% vested and may elect to receive an amount equal to the value of the participant's interest in his or her account in either a lump-sum amount or in annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are available for a participant upon attainment of age 59 1/2. Hardship withdrawals are available for a participant experiencing qualifying circumstances.

Forfeited Accounts

Forfeitures attributable to Employer Contributions are allocated to accounts of participants employed on the last day of the Plan year in which such forfeitures are created, pro rata based on participants Annual Retirement Contribution account balances. Any other forfeitures are utilized to reduce the Employer Matching Contribution and any Employer Supplemental Contribution. During the year ended December 31, 2001 amounts totaling $4,801,771 were used to reduce the Company's contributions made to the Plan. Included in this amount is $651,766 that was utilized to settle the 2000 Employer Supplemental Contribution receivable therefore resulting in a ($212,186) on the Statement of Changes in Net Asset Available for Benefits for the year ended December 31, 2001.

                 Triad Hospitals, Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant loans are valued at their carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses are paid by the Plan.

3. Investments

Unless the Plan Administrator directs otherwise, participants shall have no voting rights with regard to the investment in HCA Inc. Common Stock (HCA common stock) or LifePoint Hospitals. Inc. Common Stock (LifePoint common stock). Participants may direct investments out of these funds, but no future investments may be made in these funds. The Plan Administrator or the Company may direct some or all of the HCA and/or LifePoint common stock to be sold and invested in Triad common stock.

                 Triad Hospitals, Inc. Retirement Savings Plan

3. Investments (continued)

During 1999, the Plan purchased 3,000,000 shares of Triad common stock for use in connection with the ESOP component of the Plan (ESOP stock). The ESOP stock is held in a secondary trust which is administered by U.S. Trust Company, N.A. (the Secondary Trustee). The ESOP stock is collateral for the Triad Note (see
Note 4). As payments are made on the Triad Note, shares are released from collateral based upon the ratio of principal and interest paid during the period over the total principal and interest payments due under the Triad Note. Released shares are allocated to participant accounts in accordance with the ESOP allocation. Participants do not have any investment discretion regarding the ESOP stock allocated to their accounts. Participants can direct the voting of ESOP stock allocated to their account. The Secondary Trustee votes any unallocated ESOP stock and any allocated ESOP stock for which the Secondary Trustee did not receive voting directions proportionately in accordance with the voting directions that were received. As of December 31, 2001, a total of 900,000 shares in total have been released from collateral.

During 2001, the Plan's investments (including investments bought, sold, and held during the period) depreciated in value as follows:

Registered investment companies                         $ (8,377,531)
Common stock                                             (24,619,036)
                                                       -------------
                                                       $ (32,996,567)
                                                       =============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 are:

                                                            2001
                                                       -------------
HCA Inc. Common Stock                                  $  78,113,797
Triad Hospitals, Inc. Common Stock                       106,669,757
Core Equity Fund                                          54,931,950
PIMCO Total Return Fund                                   50,908,296
PRIMCO Stable Value Fund                                  45,319,202
Berger Small Cap Value Investment Fund                    44,329,366

                 Triad Hospitals, Inc. Retirement Savings Plan

3. Investments (continued)

                                                            2000
                                                       --------------
HCA Inc. Common Stock                                  $   98,412,477
Triad Hospitals, Inc. Common Stock                        114,501,896
Core Equity Fund                                           69,121,785
PIMCO Total Return Fund                                    46,979,208
PRIMCO Stable Value Fund                                   44,027,509
Berger Small Cap Value Investment Fund                     36,365,818

4. Note Payable to Triad

In June 1999, the Plan borrowed $34,500,000 from the Company and used the proceeds to purchase the ESOP stock (see Note 3). The Note Payable to Triad (Triad Note) is to be repaid annually in equal annual installments of $4,669,768 (principal and interest) over a period of ten years at 6.5% interest. The Triad Note requires the Company to make Employer Retirement Contributions in amounts sufficient to cover the required principal and interest payments. The Triad Note is collateralized by the ESOP stock. Making the payment under the Triad Note results in shares of Triad common stock being released from collateral under the Triad Note. The Company has no rights against the shares once the ESOP stock is allocated to participant accounts. As of December 31, 2001, payments due under the Triad Note and the schedule for release of ESOP stock from collateral was as follows:

                                                                Stock
                                               Principal       Released
                                             -----------------------------
2002                                         $  3,005,025       300,000
2003                                            3,200,352       300,000
2004                                            3,408,374       300,000
2005                                            3,629,919       300,000
2006                                            3,865,864       300,000
Thereafter                                      8,501,904       600,000
                                             ------------
                                             $ 25,611,438
                                             ============

                 Triad Hospitals, Inc. Retirement Savings Plan

5. Non-Participant Directed ESOP Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed ESOP investments is as follows:

                                                                December 31, 2001
                                                          Allocated          Unallocated
                                                     -----------------------------------------
Net assets:
   Triad Hospitals, Inc. common stock                       $16,429,895        $70,440,000
   Note payable to Triad                                              -        (25,611,438)
                                                     -----------------------------------------
                                                            $16,429,895        $44,828,562
                                                     =========================================


                                                                December 31, 2000
                                                          Allocated         Unallocated
                                                     ----------------------------------------
Net assets:
   Triad Hospitals, Inc. common stock                        $9,341,693        $87,918,750
   Note payable to Triad                                              -        (28,433,057)
                                                     ----------------------------------------
                                                             $9,341,693        $59,485,693
                                                     ========================================


                                                               Year ended December 31, 2001
                                                           Allocated         Unallocated
                                                     ----------------------------------------
  Net depreciation in fair value of investments               $(769,974)       $(8,673,750)
  Interest                                                           23                  -
  Employer retirement contribution                                    -          4,669,768
  Benefits paid to participants                                (946,847)                 -
  Transfers                                                   8,805,000         (8,805,000)
  Interest expense                                                    -         (1,848,149)
                                                     ----------------------------------------
                                                             $7,088,202       $(14,657,131)
                                                     ========================================

                 Triad Hospitals, Inc. Retirement Savings Plan

6. Related Party Transactions

Certain plan investments are managed by an affiliate of the Trustee. Certain other plan investments are shares of the Triad common stock and of HCA Inc. common stock. HCA Inc. provides various services to the Company, including payroll processing.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with regard to their Employer Matching Contribution, and Employer Retirement and Supplemental Contributions.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 7, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:


                                                                            2001                2000
                                                                     ------------------- --------------------
Net assets available for benefits per the financial statements        $     395,804,725   $      432,209,142
Amounts allocated to withdrawing participants                                  (342,802)            (734,663)
                                                                     ------------------- --------------------
Net assets available for benefits per the Form 5500                   $     395,461,923   $      431,474,479
                                                                     =================== ====================

                 Triad Hospitals, Inc. Retirement Savings Plan

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to Form 5500:

Benefits paid to participants per the financial statements                                      $ 32,511,048
Amounts allocated to withdrawing participants at December 3l, 2001                                   342,802
Amounts allocated to withdrawing participants at December 3l, 2000                                  (734,663)
                                                                                            -----------------
Benefits paid to participants per Form 5500                                                     $ 32,119,187
                                                                                            =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10. Subsequent Events

Effective January 1, 2002, participants may direct investments out of the Triad Common Stock Fund into the other funds of the Plan, but no future investments may be made in the Triad Common Stock Fund. Upon the decision of the participant to reduce the portion of his/her account, which is invested in the Triad Common Stock Fund, the participant will not be allowed to reinvest additional amounts in the Triad Common Stock Fund.

The Plan's vesting schedule was amended effective January 1, 2002 and will change from a seven-year to a five-year schedule. After two years of service, the participant will be 20% vested, after three years, 40%, after four years, 60%, and after the completion of five years of service, the participant will be 100% vested.

Effective January 1, 2002 the age minimum of 21 years was eliminated from the eligibility requirements of the Plan.

On January 2, 2002, approximately $254,000,000 was transferred to the Plan related to the Quorum transfer.

                              Supplemental Schedule

                  Triad Hospitals, Inc. Retirement Savings Plan

         Schedule H; Line 4i - Schedule of Assets (Held At End of Year)

                           EIN: 75-2816101 Plan #: 001

                                December 31, 2001

                                                                      (c)
                            (b)                       Description of Investment Including                             (e)
                Identity of Issue, Borrower,          Maturity Date, Rate of Interest, Par         (d)              Current
  (a)                 or Similar Party                         or Maturity Value                   Cost              Value
---------------------------------------------------------------------------------------------------------------------------------
   *    HCA Inc.                                     HCA Inc. Common Stock                          N/A         $    78,113,797
   *    Triad Hospitals, Inc.                        Triad Hospitals, Inc. Common Stock
                                                       (ESOP stock/non-participant-directed)  $  34,037,608          86,869,895
   *    Triad Hospitals, Inc.                        Triad Hospitals, Inc. Common Stock             N/A              19,799,862
        LifePoint Hospital, Inc.                     LifePoint Hospitals, Inc. Common Stock
                                                                                                    N/A               3,837,976
        J.P. Morgan & Co. Inc. and
          Putnam Investments                         Core Equity Fund                               N/A              54,931,950
        Pacific Investment Management Company        PIMCO Total Return Fund                        N/A              50,908,296
        Invesco                                      PRIMCO Stable Value Fund                       N/A              45,319,202
        Berger Funds                                 Berger Small Cap Value Investment Fund
                                                                                                    N/A              44,329,366
        Putnam Investments                           Putnam International Growth A Fund             N/A              13,812,327
        Barclays Global Investors                    BGI Equity Index H Fund                        N/A              13,345,793
   *    The Northern Trust Company                   Collective Short-Term Investment Fund
                                                                                                    N/A               2,558,638
   *    Participant Loans                            General purpose loans, interest rates
                                                       ranging from 5% to 9.5%                      N/A               6,801,617
                                                                                              -------------------------------------
                                                                                              $  34,037,608     $   420,628,719
                                                                                              =====================================

* Party-in-interest
N/A Reporting not required because investment is participant-directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Triad Hospitals, Inc. Retirement Savings Plan

Date: June 24, 2002                By        /s/ Ricky E. Thomason
                                         --------------------------------
                                          Ricky E. Thomason
                                          Vice President of Human Resources

                                  EXHIBIT INDEX

Exhibit                    Seq.
Number                     Description                              Page No.
------                     -----------                              --------
 23.1              Consent of Independent Auditors                     17